CONSENT OF QUALIFIED PERSON

October 28, 2016

I, Robert F. Brown, P. Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El Horcon Project. Guanajuato, Mexico” (the “Technical Report”), prepared for Great Panther Silver Limited., dated February 25, 2016 and amended on October 27, 2016.

“Robert F. Brown”
Robert F. Brown, P. Eng.
Vice President, Exploration
Great Panther Silver Limited